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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ICO Global Communications (Holdings) Limited
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
44930K108
(CUSIP Number)
May 24, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Patrick H. Daugherty
Highland Crusader Offshore Partners, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

CUSIP No.	44930K108	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		20,861,916

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		966,799

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,861,916

WITH:	8	SHARED DISPOSITIVE POWER:

		966,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,828,715

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.23%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA
(1) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

CUSIP No.	44930K108	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		20,861,916

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		966,799

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,861,916

WITH:	8	SHARED DISPOSITIVE POWER:

		966,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,828,715

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.23%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC
(1) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

CUSIP No.	44930K108	Page	4	of	13

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		25,617,773

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,066,799

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,617,773

WITH:	8	SHARED DISPOSITIVE POWER:

		1,066,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,684,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	18.62%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC
(1) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

CUSIP No.	44930K108	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		225,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		225,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	225,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.16%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund. Therefore, each of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund expressly disclaims membership in a group with the other Reporting Persons.
(2) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

CUSIP No.	44930K108	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Highland Equity Opportunities Fund, an investment portfolio of Highland Funds I, a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		81,742

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		81,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	81,742

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.06%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund. Therefore, each of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund expressly disclaims membership in a group with the other Reporting Persons.
(2) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

CUSIP No.	44930K108	Page	7	of	13

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		660,057

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		660,057

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	660,057

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.46%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund. Therefore, each of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund expressly disclaims membership in a group with the other Reporting Persons.
(2) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

CUSIP No.	44930K108	Page	8	of	13

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		660,057

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		660,057

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	660,057

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.46%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund. Therefore, each of Highland Credit Strategies Fund, Highland Equity Opportunities Fund, Highland Multi-Strategy Onshore Master SubFund and Highland Multi-Strategy Master Fund expressly disclaims membership in a group with the other Reporting Persons.
(2) Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2007.

Page	9	of	13
SCHEDULE 13G
Item 1(a) Name of Issuer:
ICO Global Communications (Holdings) Limited
Item 1(b) Address of Issuer’s Principal Executive Offices:
Plaza America Tower I, 11700 Plaza America Drive, Suite 1010 Reston, Virginia 20190
Item 2(a) Names of Persons Filing:
This statement is filed by and on behalf of: (i) Highland Capital Management L.P. (“Highland Capital”); (ii) Strand Advisors, Inc. (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund (“HCF”); (v) Highland Multi-Strategy Master Fund, L.P. (“Master Fund”); (vi) Highland Multi-Strategy Onshore Master SubFund, L.L.C. (“SubFund”); and (vii) Highland Equity Opportunities Fund (“Equity Opportunities”).
Highland Capital serves as an investment adviser and/or manager to other persons, including HCF, Master Fund, and Equity Opportunities. Master Fund is the managing member of SubFund. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of other persons, including HCF, SubFund and Equity Opportunities. Strand is the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Mr. Dondero is the President of HCF, the Chief Executive Officer of Highland Funds I, the investment management company of Equity Opportunities, and is the President and a director of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any

Page	10	of	13
other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 2(b) Addresses of Principal Business Offices:
The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
Item 2(c) Citizenship:
Highland Capital Management, L.P. – Delaware
Strand Advisors, Inc. – Delaware
James Dondero — United States of America
Highland Equity Opportunities Fund – Delaware
Highland Multi-Strategy Onshore Master SubFund, L.L.C. – Delaware
Highland Multi-Strategy Master Fund, L.P. – Bermuda
Item 2(d) Title of Class of Securities:
Class A Common Stock, par value $0.01 per share
Item 2(e) CUSIP Number:
44930K108
Item 3 Status of Persons Filing:
Not applicable.
Item 4 Ownership:
(a) Amount beneficially owned:
See Item 9 of each cover page for the respective reporting persons.
(b) Percent of Class:
See Item 11 of each cover page for the respective reporting persons.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
See Item 5 of each cover page for the respective reporting persons.

Page	11	of	13
(ii) shared power to vote or to direct the vote:
See Item 6 of each cover page for the respective reporting persons.
(iii) sole power to dispose or to direct the disposition of:
See Item 7 of each cover page for the respective reporting persons.
(iv) shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons.
Item 5 Ownership of 5% or Less of a Class:
Not applicable.
Item 6 Ownership of More than 5% on Behalf of Another Person:
Highland Capital serves as an investment adviser and/or manager to other persons, including HCF, Master Fund, and Equity Opportunities. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons, including HCF, SubFund and Equity Opportunities. The other persons, including HCF, SubFund and Equity Opportunities, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of such persons.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8 Identification and Classification of Members of the Group:
See Exhibit A.
Item 9 Notice of Dissolution of Group:
Not applicable.
Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	12	of	13
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 29, 2007

Highland Credit Strategies Fund

By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

Highland Equity Opportunities Fund

By:	Highland Funds I, its management investment company

By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P.,
its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Page	13	of	13

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner
	By:	/s/ James Dondero

Name: James Dondero Title: President
Strand Advisors, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

/s/ James Dondero

James Dondero

EXHIBITS

Exhibit A	Identity of Group Members Pursuant to Item 8.

Exhibit B	Joint Filing Agreement, dated May 29, 2007.